[Letterhead of Simpson Thacher & Bartlett LLP]

July 24, 2014

VIA COURIER AND EDGAR

Re:	Medley Management Inc.

Draft Registration Statement on Form S-1

Submitted June 23, 2014

CIK No. 0001611110

Christian Windsor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

On behalf of Medley Management Inc. (“Medley”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft Registration Statement relating to the offering of shares of its Class A common stock, marked to show changes from the draft Registration Statement confidentially submitted on June 23, 2014. The draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated July 18, 2014, regarding the draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Medley.

Securities and Exchange Commission	-2-	July 24, 2014

Cover Page

1.	Please quantify the percentage of outstanding Class A common stock as well the percentage of the voting power that Medley Group LLC, and any other entity that is controlled by insiders, will hold after the completion of this offering.

Medley has revised the cover page to include the percentage of outstanding Class A common stock as well as the percentage of voting power that Medley Group LLC will hold after the completion of this offering. Medley respectfully advises the Staff that no other entity that is controlled by insiders will hold shares of Class A common stock or voting power after the completion of this offering.

Inside Cover of the Registration Statement - Assets Under Management ($ in Millions)

2.	The presentation in its current position, before the forepart, presents an unbalanced view of the company and its prospects. Please move the presentation so that it appears as part of your presentation in the Summary, and after an appropriate discussion of both your business’s history of growth and the challenges that your business faces or provide additional context for the statistics presented.

Medley has removed from Amendment No. 1 the presentation previously appearing on the inside cover of the draft Registration Statement.

Summary, page 1

3.	Please balance your summary of your competitive strengths and growth strategies with an equally prominent discussion of your risks and obstacles you may encounter when implementing this strategy. The section on page six which cross references the Risk Factors section is insufficient. For instance, please discuss your performance during the downturn in 2007-2009 and discuss your relatively short operating history.

Medley has revised the summary on pages 1 and 2 to discuss more prominently the risks and obstacles it may encounter when implementing its growth strategies, including discussion of its performance during the downturn in 2007-2009 and its relatively short operating history.

4.	Please describe how your growth compares to that of your similarly situated peers and the market for middle market finance over the same period. Also, discuss the extent to which your growth in permanent capital vehicles has offset what appears to be a relatively consistent level of long-dated private funds and SMA’s.

Securities and Exchange Commission	-3-	July 24, 2014

Medley has included on page 1 descriptions of how its growth compares to that of its peers and also of the extent to which its growth in permanent capital has exceeded the level of growth of its long-dated private funds and SMAs.

Competitive Strengths, page 4

Strong Cash Flow Generation, page 5

5.	You state that your strong and predictable cash flow enables you to continue to, among other things, seed new products. Please address the following:

•	Tell us how often you create these new seed investments. For example, tell us the number of new seed products created during the last two fiscal years and subsequent interim period.

•	Describe to us your typical investment in the seed products. For example, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

•	Clarify whether you determined the seeded investment funds to be variable interest entities (VIE) or voting interest entities and describe the circumstances where you would no longer be deemed to control the seed investment.

•	Disclose your policy for accounting for seed capital investments, discuss where they are classified on the balance sheet, and tell us the ending balances for seed investments as of December 31, 2013 and 2012.

Medley advises the Staff that, assuming favorable market conditions exist, it intends to seed approximately one to two new products annually.

During the last two fiscal years Medley has seeded one new product, Sierra Income Corporation (“SIC”). Medley launched SIC in April 2012 and purchased $10 million of common stock. Immediately following such investment, Medley owned 100% of the issued and outstanding common stock of SIC. Since the original investment, Medley has not made any additional investments in the common stock of SIC and it does not anticipate making any future investments. Medley does not intend to sell its SIC common stock holdings, but will from time to time evaluate the disposition of such shares. Since its launch in April 2012, SIC has been conducting a continuous offering of its common stock. In December 2012, Medley’s ownership interest was diluted to below 50% and Medley deconsolidated SIC within its financial reporting.

Medley accounts for seed investments through the application of the voting interest model under ASC 810-10-25-1 through 25-14 and will consolidate new seed investments when Medley holds a controlling interest, in general, 50% or more of the equity in the new vehicle. For seed investments in which Medley does not hold a controlling interest, Medley would account for the seed investment under the equity method of accounting.

Securities and Exchange Commission	-4-	July 24, 2014

As discussed above, in April 2012, Medley seeded SIC and as of December 31, 2013 and 2012, Medley’s investment in SIC amounted to $10.2 million and $9.9 million, respectively. Medley’s investment in SIC is included as a component of investments, at fair value on its combined and consolidated balance sheets.

In addition, Medley has revised the disclosure on pages F-14 and F-49 to address the matters identified in the Staff’s comment.

Our Structure, page 7

6.	Please include your operating entities on the chart on page nine, including a reference to the percentage of the fees for those entities which are owned by the individuals mentioned in footnote 2.

Medley has revised the chart on pages 9 and 49 to include its operating entities and a reference to the percentage of fees for those entities owned by the individuals mentioned in footnote 2.

7.	Please note in the chart or in the footnotes to the chart on pages 9 and 50 the percentage of ownership and voting interest each party will have if all of your LLC Units are exchanged for shares of Class A common stock.

Medley has revised the chart on pages 9 and 49 to include a footnote quantifying the percentage of ownership and voting interest each party will have if all LLC Units are exchanged for shares of Class A common stock.

The Offering, page 10

8.	Please include a description of what the voting power will be for holders of Class A common stock after the offering and for Medley Group LLC if the LLC Units are exchanged.

Medley has revised the summary of the offering on page 11 to include a description of what the voting power will be for holders of Class A common stock after the offering and for Medley Group LLC if the LLC Units are exchanged.

Risk Factors, page 16

Dependence on leverage by our funds and their investee companies..., page 24

9.	Revise this section to indicate the number of your funds that are dependent on leverage, the total capital commitment and assets under management (AUM) for those funds and the average asset coverage for those funds.

Securities and Exchange Commission	-5-	July 24, 2014

Medley has revised pages 25 and 26 to indicate which of its funds are dependent on leverage, the assets under management for those funds and the average asset coverage for those funds. Medley advises the Staff that MCC and SIC do not have “capital commitments”; the net asset values of such funds have been included instead.

Our failure to address conflicts of interest could damage..., page 29

10.	Please include a separate risk factor that describes any conflicts of interest you will need to confront between the interests held by your shareholders and your clients.

Medley has added a separate risk factor on page 31 to address the matters identified in the Staff’s comment.

Changes in laws or regulations governing our funds’ operations..., page 33-36

11.	This risk factor should describe the risks that specific laws and regulations have on your business, rather than a discussion of the impact of regulation on your business generally. Please revise this risk factor so that it discusses each significant aspect of regulatory risks under an appropriate subheading. The revised disclosure should identify the specific rules and regulations and why they present a risk to an investor in your securities. Also, consider moving your more general discussion of your regulatory environment so that it appears as part of the Regulatory and Compliance Matters section on page 121.

Medley has revised the risk factor disclosures on pages 34 to 35 to discuss each significant aspect of regulatory risk under an appropriate subheading, identifying the specific rules and regulations and why they present a risk to an investor in Medley’s securities. Medley has also included a more general discussion of its regulatory environment on pages 125 to 127.

A portion of our revenue, net income and cash flow is variable... page 38

12.	We note your disclosure on page 71 that you “believe that our revenue is consistent and predictable.” Please revise your disclosure in both sections to clarify the apparent contraction between your management’s belief and your risk factor. Also, revise this risk factor to discuss the portions of your income that is variable, the percentage of your overall income that each variable component represents. Finally, revise the risk factor to disclose the extent to which the identified portions of your revenue have caused variability in your results over relevant periods covered by the management’s discussion.

Medley has revised the risk factor disclosure on page 37 to address the matters identified in the Staff’s comment.

Securities and Exchange Commission	-6-	July 24, 2014

The market price of our Class A common Stock may decline..., page 43

13.	Revise this section to state, in the aggregate, the number of shares that may be available for conversion and sale over the next year. Please separately identify the number of shares that could be exchanged and sold as the expiration of the transfer restrictions.

Medley has revised this section to expressly state that the holders of LLC Units will not have the right to exchange such units for shares of Class A common stock over the next year, and to separately identify the number of shares that could eventually be exchanged and sold following the expiration of the transfer restrictions.

Market Data, page 47

14.	You are responsible for the information in your registration statement. Please delete any statements implying otherwise.

Medley acknowledges that it is responsible for the information in its registration statement and has revised page 46 to delete any statements that may imply otherwise.

Organizational Structure, page 48

15.	Please expand your disclosure to discuss how you determined that Medley LLC will be considered a variable interest entity following this offering. Furthermore, provide us your analysis to support your conclusion that you are the primary beneficiary.

Medley has revised page 47 to discuss how it determined that Medley LLC will be considered a variable interest entity following this offering.

Medley supplementally advises the Staff that, in accordance with ASC paragraph 810-10-15-14(c), Medley LLC will be a variable interest entity since the voting rights of the investors are not proportional to their obligations to absorb the expected losses of Medley LLC. In accordance with the guidance in ASC 810, Consolidation, Medley has concluded that it will be the primary beneficiary of Medley LLC, and thus should consolidate the entity since it will have both “power” and “benefits” over Medley LLC. Medley will have the power to direct the activities of Medley LLC that most significantly impact the entity’s economic performance. Medley will become the sole managing member of Medley LLC, operate the business, have 100% of the voting power and control the management of Medley LLC. Medley’s minority equity interest in Medley LLC will obligate Medley to absorb losses of Medley LLC and will give Medley the right to receive benefits from Medley LLC related to the day to day operations of the entity, both of which could potentially be significant to Medley LLC. In the event Medley LLC were to be considered a voting interest entity or were to be converted into a voting interest entity, Medley, as the sole managing member would consolidate Medley LLC under the guidance prescribed in ASC Subtopic 810-20, Consolidation — Control of Partnerships and Similar Entities.

Securities and Exchange Commission	-7-	July 24, 2014

16.	On page 61 you state that you will initially own less than 100% of the economic interest in Medley LLC, but will have 100% of the voting power and control the management of Medley LLC. Please discuss here that upon completion of this offering you will hold a disproportionate voting and economic interest in Medley LLC. Within your discussion clearly disclose the percentage of economic interest that you will hold in Medley LLC following this offering. Revise to more clearly disclose here the means by which you expect to control the management of Medley LLC.

Medley has revised footnote (6) on page 61 to discuss that upon completion of this offering it will hold a disproportionate voting and economic interest in Medley LLC and to clearly disclose the percentage of economic interest it will hold. Medley has also revised footnote (5) to clarify that under the limited liability company agreement of Medley LLC, as it will be in effect at the time of this offering, 100% of the voting power in Medley LLC will be vested in Medley as the sole managing member of Medley LLC, and this power will be separate from and unrelated to the number of LLC Units that Medley holds.

Capitalization, page 55

17.	Please revise the second bullet under this section as well as the footnotes to the table to more clearly describe the transactions to which you are giving effect in the table and adjustments to the “As Adjusted” column.

Medley has revised the second bullet under this section to more clearly describe the transactions to which it is giving effect in the table and the adjustments to the “As Adjusted” column.

Unaudited Pro Forma Consolidated Financial Information, page 58

18.	Please note that once you have included complete pro forma financial information for the reorganization and offering transactions, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X. Specifically, please ensure that each of your pro forma adjustments is explained in sufficient detail. In this regard, certain adjustments may require additional tabular disclosure in order to fully explain the various components.

Medley respectfully acknowledges the Staff’s comment regarding the completed pro forma financial information.

19.	We note that the pro forma adjustments give effect to the application of a portion of the proceeds from this offering to repay outstanding indebtedness. Revise to present the offering proceeds and repayment of outstanding indebtedness in separate columns from the reorganization. Revise to clarify here and in the related pro forma footnotes that the offering proceeds will be used to repay the debt under the CNB Credit Facility as noted on page 53.

Securities and Exchange Commission	-8-	July 24, 2014

Medley respectfully advises the Staff that it has carefully considered the Staff’s comment and believes that, unlike many transactions where a pre-IPO reorganization will result in significant effects upon the registrant’s balance sheet and results of operations, the pro forma adjustments are all inextricably linked to the completion of the offering itself, rendering a four or five column format with the various adjustments separated into two different columns potentially confusing to the reader. In response to the Staff’s comment, Medley has revised its presentation of the pro forma adjustments to the cash and cash equivalents line item on page 60 and in the related pro forma footnotes to clarify that the offering proceeds will be used to repay the debt under the CNB Credit Facility.

20.	We note that some of your pro forma footnotes include multiple adjustments that affect one pro forma financial statement line item. For example, pro forma adjustment footnote (1) on page 61 adjusts cash and cash equivalents for both the receipt and use of proceeds. Confirm that you will separately quantify the amounts for each adjustment throughout your presentation.

Medley respectfully acknowledges the Staff’s comment and confirms that amounts aggregated in the presentation of the pro forma adjustments will be separately quantified in the footnotes.

Unaudited Pro Forma Consolidated Statements of Operations, page 62

21.	Similar to your disclosure on page 131, please expand you description of pro forma footnote (1) to discuss the settlement features of the restricted stock units.

Medley has revised pro forma footnote (1) on pages 63 and 66 to discuss the settlement features of the restricted stock units.

22.	Refer to pro forma footnote (4) on pages 63 and 66. Please revise to disclose a reconciliation of your effective tax rate to the federal statutory tax rate.

Medley has revised pro forma footnote (4) on pages 63 and 66 to include a reconciliation of its effective tax rate to the federal statutory tax rate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

23.	It appears that as your permanent capital vehicles (MCC and SIC) have grown in AUM over the past three years, the AUM of your long-dated private funds and SMA’s have remained largely stagnant. Please revise this section to discuss management’s view as to whether future growth will continue to depend upon attracting investments through offerings of permanent capital vehicles while private funds continue to decline as a percentage of your overall AUM.

Securities and Exchange Commission	-9-	July 24, 2014

Medley has revised page 71 to address the matters identified in the Staff’s comment.

24.	Please provide us with a list of all your long-dated investment funds, including their remaining investment term.

Medley’s long-dated investment funds are set forth below.

•	Medley Opportunity Fund LP and Medley Opportunity Fund Ltd. (collectively “MOF I”): MOF I’s investment period ended December 2009 and the fund is in the stage of its life cycle where loans are maturing and capital is being returned to investors. MOF I does not have a stated termination date.
•	Medley Opportunity Fund II LP (“MOF II”): MOF II launched and commenced operations in December 2010. MOF II’s investment period ended on June 30, 2014, and the partnership is scheduled to terminate in June 2019, unless extended by its general partner to June 2021.

Fee Earning AUM, page 80

25.	As fee earning AUM is a key component in providing a complete analysis of your base management fees, please revise to include a rollforward of your Fee Earning AUM on a consolidated basis and by fund type for each period presented in future filings, including your quarterly filings. As part of your rollforward, please separately show gross inflows, gross outflows, changes due to market performance, acquisitions/dispositions, and foreign currency translation effects, as applicable.

Medley has revised page 82 to include a rollforward of its fee earning AUM on a consolidated basis and by fund type for each period presented and to address the other matters identified in the Staff’s comment.

Components of Fee Earning AUM, page 80

26.	We note that fee earning AUM based on gross asset value and capital commitments increased from March 31, 2013 to March 31, 2014 and from December 31, 2012 to December 31, 2013. Expand your discussion to discuss the underlying reasons for such increases.

Medley has revised page 82 to discuss the underlying reasons for the increases in fee earning AUM based on gross asset value and capital commitments from March 31, 2013 to March 31, 2014 and from December 31, 2012 to December 31, 2013.

Securities and Exchange Commission	-10-	July 24, 2014

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013, page 89

27.	Revise your discussion of the Performance Fee Compensation on page 90 to explain the fact that this expense line item increased by 12% while Performance Fee revenues were a negative $1.5 million in the first quarter of 2014. Discuss how this phenomena is expected to affect future Performance Fee revenues and Performance Fee Compensation expenses.

Medley respectfully advises the Staff that it has reclassified $1.5 million of revenues in respect of MOF II for the quarter ended March 31, 2014, from management fees to performance fees. Because MOF II is consolidated in Medley’s combined and consolidated financial statements, the fee income/expense related to MOF II is eliminated in consolidation. Accordingly, such reclassification does not impact the combined and consolidated statement of operations. However, Medley has revised footnote (13), beginning on page F-69 and footnote (14), being on page F-73, to the combined and consolidated financial statements as of and for the quarter ended March 31, 2014 and the associated presentation of its results on a standalone basis in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to reflect this reclassification of revenue. As a result of this reclassification, Medley’s performance fees on a standalone basis for the quarter ended March 31, 2014 were not negative.

Debt Instruments, page 92

28.	Revise to describe how the EBITDA component of the “specified ratio of total outstanding debt to EBITDA” for the CNB Credit Agreement compares to and differs from the Core Earnings EBITDA ratio disclosed throughout your filing.

Medley has revised page 95 to describe how the EBITDA component of the “specified ratio of total outstanding debt to EBITDA” for the CNB Credit Agreement compares to and differs from the Core EBITDA ratio disclosed elsewhere in the registration statement.

Management, page 124

Composition of the Board of Directors After this Offering, page 125

29.	Please include any parameters placed on your Board’s composition by your Certificate of Incorporation and/or bylaws.

Medley respectfully advises the Staff that neither its amended and restated certificate of incorporation nor its amended and restated bylaws, as each will be in effect at the time of this offering, will place any parameters on the composition of its Board.

Securities and Exchange Commission	-11-	July 24, 2014

Summary Compensation Table, page 128

30.	Please confirm that none of your named executive officers currently have employment agreements with you and that they will not enter into any such agreements in connection with this offering.

Medley confirms that none of its named executive officers currently have employment agreements with it and that it does not anticipate entering into any such agreements in connection with the offering.

31.	Please breakdown the figures in a footnote to your Summary Compensation Table the items that compose the All Other Compensation column.

Medley respectfully notes that it is an emerging growth company as defined under the federal securities laws and has elected to comply with the reduced compensation disclosure rules applicable under Regulation S-K Item 402(m) through (r). Pursuant to Regulation S-K Item 402(o)(7), Medley is required to identify, to the extent material, any item included under All Other Compensation in the Summary Compensation Table, and “[i]dentification of an item shall not be considered material if it does not exceed the greater of $25,000 or 10% of all items included [under the All Other Compensation column].” Medley respectfully advises the Staff that, although the total amount disclosed for each named executive officer exceeded $25,000, no one item composing such amount exceeded $25,000, thereby requiring identification of such item.

Medley LLC and Medley GP Holdings LLC

Combined and Consolidated Financial Statements for the period ended December 31, 2012

Notes to Combined and Consolidated Financial Statements, page F-12

Note 1 – Organization and Basis of Presentation, page F-12

32.	Please revise your disclosure to discuss the extent of common ownership and common control among the “two affiliates entities” presented in the combined and consolidated financial statements of Medley LLC and Medley GP Holdings LLC, and provide us with your analysis supporting the combined presentation.

Medley has revised page F-12 to discuss the extent of common ownership and common control among Medley LLC and Medley GP Holdings LLC.

Medley supplementally advises the Staff that, in accordance with ASC paragraph 810-10-55-1B, Medley has provided combined financial statements because Medley LLC and Medley GP Holdings LLC are under common control and management. Both entities are managed by the same Board of Managers and owned proportionately by the same group of partners. Such combined financial statements have been prepared in accordance with ASC paragraph 810-10-45-10.

Securities and Exchange Commission	-12-	July 24, 2014

Note 2 – Summary of Significant Accounting Policies, page F-12 Principles of Consolidation, page F-12

33.	Please revise to address the following regarding your consolidation of VIEs and partnerships:

•	You disclose that you hold variable interests in VIEs that are not consolidated because you are not the primary beneficiary. You also disclose that the accompanying combined and consolidated financial statements do not include VIEs. Please revise to provide a table depicting all VIEs with which you are affiliated, separately identifying the consolidated VIEs form the unconsolidated VIEs. Refer to ASC 810-10-50.

•	Revise your statement that your financial statements do not include VIEs to more clearly describe your involvement with consolidated and unconsolidated VIEs and to disclose how these VIEs are reflected in your financial statements. If you hold no interests in a consolidated or unconsolidated VIE during the periods presented, then clearly state that fact.

•	You disclose that a fund is typically considered a VIE to the extent that your equity at risk is less than significant in a given fund and you have no obligation to fund any future losses. Please clarify your disclosure, if true, that the evaluation of whether the entity is a VIE is based on whether the entity has sufficient equity to finance its activities without additional subordinated financial support provided by any parties.

•	You disclose that when a fund is considered a VIE the fund’s investors are generally deemed to be the primary beneficiary. Given that you also seem to disclose that the limited partners have no substantive participating rights and kick out rights and as the general partner, you have operational discretion and control of the fund, please expand your disclosure to discuss how you concluded that you are not the primary beneficiary under this accounting literature.

•	Revise to more clearly disclose the circumstances under which any previous consolidated entities were deconsolidated during the periods presented.

Medley respectfully advises the Staff that, with respect to the first bullet of the Staff’s comment, Medley holds several variable interests in VIEs that are not consolidated because Medley is not the primary beneficiary. These entities are further described below.

Medley holds a variable interest in one investment fund that is a VIE, Medley Opportunity Fund Ltd (“MOF Ltd.”). Medley does not have any equity invested or voting rights in MOF Ltd., but is the investment manager and has the authority to invest and reinvest the assets of MOF Ltd. which is the activity that most significantly impacts MOF Ltd.’s economic performance. As such, MOF Ltd. is considered a VIE as one of the conditions of ASC 810-10-15-14(b) is met. Medley does not consolidate MOF Ltd. because Medley is not deemed to be MOF Ltd.’s primary beneficiary, as Medley does not absorb a majority of MOF Ltd.’s losses, receive a majority of MOF Ltd.’s expected residual returns or have majority control of MOF Ltd.

Securities and Exchange Commission	-13-	July 24, 2014

Medley also held a variable interest in two entities that were VIEs, Medley Credit Strategies GP and Medley Credit Strategies LLC (collectively, “MCS”). Medley did have voting rights and was entitled to receive a share of MCS’s income if certain milestones were met. As such, these MCS entities were considered VIEs as one of the conditions of ASC 810-10-15-14(b) were met. MCS began winding down its operations in December 2012 and Medley never received any income from MCS as the stated milestones were never met. Although these MCS entities were VIEs, Medley is not the primary beneficiary of MCS, therefore they were not presented as consolidated VIEs in Medley’s combined and consolidated financial statements.

There were no assets or liabilities recognized on Medley’s combined and consolidated balance sheets related to MOF Ltd. and MCS. Given the limited number of VIEs, Medley prefers qualitative disclosure in the notes to the financial statements as opposed to providing a table depicting amounts which are effectively zero.

All other investment funds in which Medley has a variable interest have been determined to be consolidated under the voting interest model.

Medley LLC and Medley GP Holdings LLC have one wholly owned subsidiary that is a VIE. This entity was organized as a limited liability company and was legally formed to manage a designated fund and to isolate business risk. As of December 31, 2013 and 2012, total assets of this VIE reflected in the consolidated balance sheets were $11.9 million and $10.4 million, respectively. Total liabilities of this VIE were $16.1 million and $12.8 million as of December 31, 2013 and 2012, respectively. Except to the extent of the assets of this VIE, which is consolidated, the holders of the consolidated VIE’s liabilities generally do not have recourse against Medley.

In regards to the second, third, fourth and fifth bullets of the Staff’s comment, Medley has revised page F-13 and page F-49 to address the matters identified by the Staff. Medley also respectfully advises the Staff that the fourth bullet of the Staff’s comment does not apply to the non-consolidated VIEs, MOF Ltd. or MCS, as Medley is not the primary beneficiary.

34.	Please clarify, if true, in cases where a fund is not considered to be a VIE you presume control as the general partner unless the limited partners are granted substantive kick out or participating rights. Clearly identify the accounting literature and consolidation model on which you analyze these entities for consolidation.

Securities and Exchange Commission	-14-	July 24, 2014

ASC 810-20-25 presumes that in limited partnerships that are not VIEs the general partner (or its equivalent) controls the entity, regardless of ownership percentage. This presumption can be overcome if the limited partners have either (1) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove or “kick out” the general partner without cause or (2) substantive participating rights.

Medley Opportunity Fund LP and Medley Opportunity Fund II LP are consolidated under the voting interest model since they do not meet any of the criteria in ASC 810-10-15-14 and 15.

Subsidiaries of Medley GP Holdings LLC serve as the general partners of Medley Opportunity Fund LP and Medley Opportunity Fund II LP. The general partners had a substantive equity interest in these funds at inception and were included as part of the group of equity investors at risk when the VIE determinations were performed. These entities qualify for the deferral of ASU 2009-17 and accordingly the VIE analysis was performed under the consolidation guidance of FIN 46R.

The general partners of Medley Opportunity Fund LP and Medley Opportunity Fund II LP consolidate their respective funds since they control the entities and the limited partners have no kick-out rights or substantive participating rights.

Performance Fees, page F-17

35.	You disclose here that as of December 31, 2013 and 2012, no amounts have been accrued for clawback obligations. Similar to your discussion under risk factor on page 27 titled, “We may need to pay “clawback” obligations if and when they are triggered under the governing agreements...”, please expand your disclosure to quantify the maximum possible amount of carried interest subject to clawback.

Medley has revised pages 28, F-18 and F-53 to address the matters identified in the Staff’s comment.

36.	Revise your annual and interim footnotes to more clearly explain the factors that result in recording negative performance fee revenue and to quantify the amount of negative performance fees recorded during each period. In particular, we note the negative revenue reported on a standalone basis for the quarter ended March 31, 2014.

Medley has revised pages F-18 and F-53 to address the matters identified in the Staff’s comment.

Securities and Exchange Commission	-15-	July 24, 2014

Medley LLC and Medley GP Holdings LLC

Combined and Consolidated Financial Statements for the period ended March 31, 2014

37.	Revise your interim financial statements to address the above comments as applicable.

Medley has revised its interim financial statements to address the above comments, as applicable.

Notes to Combined and Consolidated Financial Statements, page F-47

Note 15 - Subsequent Events, page F-74

38.	You disclose that Medley GP Holdings LLC was contributed to Medley LLC on May 29, 2014. Please tell us and revise your disclosure to discuss how you plan to account for this contribution in your financial statement presentation.

Medley respectfully advises the Staff that Medley LLC and Medley GP Holdings LLC are managed by the same Board of Managers and are owned proportionately by the same partner group. Accordingly, Medley will account for the contribution of Medley GP Holdings LLC to Medley LLC under the guidance set forth in ASC 805-50, Business Combinations – Related Issues (Transactions Between Entities Under Common Control). Medley LLC will report the consolidated results of operations, including Medley GP Holdings LLC, as though the exchange of equity interests had occurred at January 1, 2014. Medley LLC will reflect the transfer of Medley GP Holdings LLC’s assets and liabilities at their carrying value. Because the historical financial statements included in the registration statement present the combined financial statements of Medley LLC and Medley GP Holdings LLC, this transaction would not result in any changes in those financial statements. The accounting for this transaction will be disclosed in the Company’s consolidated financial statements as of and for the periods ended June 30, 2014. Medley has revised footnote (15) on page F-76 accordingly.

Exhibits

39.	Please include the unit award agreements dated January 7, 2013 referred to on page 129 as exhibits.

Medley respectfully acknowledges the Staff’s comment and will file the award agreements as exhibits to a subsequent filing.

40.	Please provide us with copies of your material contracts, including the operating agreements for your material funds and permanent financing vehicles. Alternatively, please provide us with your analysis as to why these agreements do not represent material contracts under Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission	-16-	July 24, 2014

Medley respectfully advises the Staff that it does not believe any of the operating agreements for its funds, including its permanent capital vehicles, represent material contracts under Item 601(b)(10) of Regulation S-K. Each of these agreements is a contract made in the ordinary course of its business and is such as ordinarily accompanies the asset management business. Furthermore, none of these agreements is (1) a contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or underwriters are parties, (2) a contract upon which Medley’s business is substantially dependent, (3) a contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of Medley on a consolidated basis or (4) a material lease under which part of the property described in registration statement is held by Medley.

*         *         *         *         *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Suzanne Hayes
Kevin W. Vaughn
Yolanda Trotter
Eric Envall

Medley Management Inc.
John Fredericks

Skadden, Arps, Slate, Meagher & Flom LLP
Phyllis G. Korff
David J. Goldschmidt